EXHIBIT 11

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
                STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
            (DOLLARS IN THOUSANDS, EXCEPT FOR NET INCOME PER SHARE)



                                                 THREE MONTHS ENDED
                                                      MARCH 31,
                                               ----------------------
                                                  2003        2002
                                               ----------  ----------
Net income                                     $    9,963  $   11,169
Less:  Preferred stock dividends                       41          41
                                               ----------  ----------
Net income applicable to common stock          $    9,922  $   11,128

Weighted average common shares outstanding-
  basic and diluted                               909,599     922,038

Net income per common share-basic and diluted  $    10.91  $    12.07
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